

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Michelle Bushore
Chief Legal Officer and General Counsel
Realty Income Corporation
11995 El Camino Real
San Diego, CA 92130

      Re: Realty Income Corporation
          Registration Statement on Form S-4
          Filed on June 4, 2021
          File No. 333-256772

Dear Ms. Bushore:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at (202)551-3034 or Brigitte Lippmann at (202)551-3713 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Darren J. Guttenberg